

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Mr. Merrill A. Miller, Jr.
Chief Executive Officer
National Oilwell Varco, Inc.
7909 Parkwood Drive
Houston, TX 77036

> **Re:** **National Oilwell Varco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **Response Letter Dated June 8, 2010**
> **File No. 1-12317**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comments 1 and 2 in which you clarify that your "one customer" is actually a shipyard. Revise your disclosure to clarify this situation as put forth in your responses. Identify the shipyard or tell us why that is either not required or would cause you competitive harm.

2. We note your response to comment 1 from our letter dated May 25, 2010 with respect to information regarding potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. Please describe to us in more detail your insurance coverage with respect to any liability related to any such event. Your response should describe the types of claims covered, and the applicable policy

limits and deductibles and should address, without limitation, your insurance coverage with respect to any liability related to any resulting negative environmental effects. In addition, please describe to us the allocation of liability and related indemnification obligations set forth in your customer contracts.

Definitive Proxy Statement on Schedule 14A filed on April 1, 2010

Annual Incentive Award, page 30

3. We note your response to comment 7 from our letter dated May 25, 2010. Please confirm that, in future filings, you will include the historical information you provided in the first full paragraph on page 6 of your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265, or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director